Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-230851
Dated April 29, 2019

0 Initial Public Offering South Plains Financial, Inc. (NASDAQ: SPFI)

1 Safe Harbor and Disclaimers South Plains Financial, Inc. (“South Plains”, “the Company” or “we”) has filed a registration statement (including a prospectus, which is preliminary and subject to completion) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates. Before you invest in any securities, you should read the prospectus in that registration statement and the other documents South Plains has filed with the SEC for more complete information about South Plains and the offering. When available, you may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, South Plains, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Keefe, Bruyette & Woods, Inc., toll-free at (800) 966-1559 or by emailing kbwsyndicatedesk@kbw.com or Sandler O’Neill + Partners, L.P., 1251 Avenue of the Americas, 6th Floor, New York, New York 10020, by phone, toll-free at (866) 805-4128 or by email at syndicate@sandleroneill.com. Neither the SEC nor any state securities commission has approved or disapproved of the securities of South Plains or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. South Plains common stock is not a deposit or savings account of South Plains’ bank subsidiary, and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. This presentation and oral statements made regarding the subject of this presentation contain forward-looking statements. These forward-looking statements reflect South Plains’ current views with respect to, among other things, future events and South Plains’ financial performance. Any statements about South Plains’ expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. Any or all of the forward-looking statements in (or conveyed orally regarding) this presentation may turn out to be inaccurate. The inclusion of or reference to forward-looking information in this presentation should not be regarded as a representation by South Plains or any other person that the future plans, estimates or expectations contemplated by South Plains will be achieved. South Plains has based these forwardlooking statements largely on its current expectations and projections about future events and financial trends that South Plains believes may affect its financial condition, results of operations, business strategy and financial needs. South Plains actual results could differ materially from those anticipated in such forward-looking statements as a result of risks, uncertainties and assumptions that are difficult to predict. If one or more events related to these or other risks or uncertainties materialize, or if South Plains’ underlying assumptions prove to be incorrect, actual results may differ materially from what South Plains anticipates. You are cautioned not to place undue reliance on forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and South Plains undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. All forward-looking statements herein are qualified by these cautionary statement. This presentation includes industry and trade association data, forecasts and information that South Plains has prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other information publicly available to South Plains, which information may be specific to particular markets or geographic locations. Some data is also based on South Plains’ good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Statements as to South Plains’ market position are based on market data currently available to South Plains. Although South Plains believes these sources are reliable, South Plains has not independently verified the information contained therein. While South Plains is not aware of any misstatements regarding the industry data presented in this presentation, South Plains’ estimates involve risks and uncertainties and are subject to change based on various factors. Similarly, South Plains believes that its internal research is reliable, even though such research has not been verified by independent sources. This presentation includes certain non-GAAP financial measures, including adjusted net income, adjusted earnings per share, adjusted return on average assets, adjusted return on average shareholders’ equity, tangible shareholders’ equity, and tangible shareholders’ equity to tangible assets. These non-GAAP financial measures and any other non-GAAP financial measures that we discuss in this presentation should not be considered in isolation, and should be considered as additions to, and not substitutes for or superior to, measures of financial performance prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. For example, other companies may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of South Plains’ non-GAAP financial measures as tools for comparison.

2 Offering Summary Issuer Ticker / Exchange Base Offering Size Base Shares Offered Overallotment Option Filing Range Lock-Ups Use of Proceeds Joint Bookrunning Managers Expected Pricing Date South Plains Financial, Inc. SPFI / Nasdaq Global Select $63 million comprised of $50 million primary and $13 million secondary (based on the midpoint of range and excluding the overallotment option) 3,380,000 total, comprised of 2,700,000 primary and 680,000 secondary shares 15% (all primary shares) $17.50 - $19.50 per share 180 days for the company, management, directors and certain pre-IPO stockholders Strategic acquisitions and organic growth, and general corporate purposes Keefe, Bruyette & Woods, A Stifel Company | Sandler O’Neill + Partners Week of May 6th Pro Forma Market Capitalization $323 million (based on the midpoint of range and excluding the overallotment option)

3 Today’s Presenters Curtis C. Griffith Chairman and Chief Executive Officer Cory T. Newsom President Kevin R. Bass Chief Credit Officer Steven B. Crockett Chief Financial Officer and Treasurer

A Leading West Texas Franchise

Our Company

- Bank holding company headquartered in Lubbock, Texas with $2.7 billion in total assets
- One of the largest independent banks headquartered in West Texas
- Will be one of only two publicly-traded Texas institutions west of I-35
- Repeatedly recognized as an outstanding place to work, including being on American Banker's Best Banks to Work For list six consecutive times



Santa Fe
Albuquerque
Amarillo
Springlake
Morton
Idalou
Lubbock
Ruidoso
Levelland
Plano
Dallas
Forney
Abilene
El Paso
Midland / Odessa
College Station
Austin
San Antonio
Houston
Corpus Christi
Laredo
SPFI Branches (21)

2018 Financial Highlights

Balance Sheet	
Total assets	$2,713
Gross loans held for investment	1,957
Total deposits	2,277
Noninterest-bearing deposits	510
Core deposits(1)	2,058
Tangible shareholders' equity (2) (5)	213
Loans to deposits	86.6%
Profitability	
Net Income (3)	$20.8
Return on average assets (3)	0.79%
Return on average equity (3) (5)	9.66
Net interest margin	3.94
Efficiency ratio	77.6
Capital Ratios	
Tangible shareholders' equity to tangible assets (2) (5)	7.84%
Common equity tier 1 capital ratio	9.91
Tier 1 leverage ratio	9.63
Tier 1 risk-based capital ratio	11.98
Total risk-based capital ratio	14.28
Asset Quality	
Nonperforming assets to loans and OREO(4)	0.47%
Allowance for loan losses to gross loans	1.18
Allowance for loan losses to nonperforming loans(4)	332.6
Net charge-offs to average loans	0.27

Note: Financial data is as of or for the year ended December 31, 2018. Dollars in millions.
(1) Defined as total deposits less (i) time deposits greater than or equal to $250,000, (ii) deposits obtained from listing services and, (iii) brokered deposits.
(2) Non-GAAP financial measure. We did not have any goodwill or other intangible assets as of the years ended December 31, 2014 to 2018. Please see the Appendix for the most directly comparable GAAP financial measure.
(3) Profitability metrics are tax adjusted as if the Company were a C Corporation for the full year ended December 31, 2018.
(4) Nonperforming assets include nonperforming loans and OREO. Nonperforming loans include nonaccrual loans and loans 90+ days past due.
(5) Reflects the company's pro forma shareholders' equity after giving effect to the ESOP Repurchase Right Termination.

South Plains Financial, Inc.
4

5 Our History and Growth Profile Gross Loans Held for Investment Deposits Note: Financial data as of December 31 of each respective year. $2,335 $2,537 $2,501 $2,573 $2,713 2014 2015 2016 2017 2018 $1,550 $1,679 $1,661 $1,838 $1,957 2014 2015 2016 2017 2018 $2,033 $2,127 $2,091 $2,154 $2,277 2014 2015 2016 2017 2018 _ History traces back more than 75 years with the founding of First State Bank of Morton, a community bank that held approximately $1 million of total assets in 1941 _ Parent company to First State Bank of Morton acquired South Plains National Bank of Levelland, Texas in 1991 and changed its name to South Plains Bank _ Company became the holding company to First State Bank of Morton and South Plains Bank in 1993 _ Acquired City Bank in 1993, which was originally established in Lubbock in 1984, and merged First State Bank of Morton and South Plains Bank into City Bank in 1998 and 1999, respectively _ 21 full-service banking locations across six geographic markets, and 13 mortgage loan production offices (Dollars in millions) Our History Total Assets

6 Experienced Management Team Name Title Age Years with SPFI / City Bank History and Experience Curtis C. Griffith Chairman & Chief Executive Officer 66 47 _ Elected to the board of directors of Texas-based First State Bank of Morton in 1972 _ Became employed by the Bank in 1979 and was elected Chairman in 1984 _ Chairman of the Company since 1993 Cory T. Newsom President 51 36 _ 36-year banking career with the Company focusing on lending and operations _ Appointed President and Chief Executive Officer of the Bank in 2008 _ Joined the Board in 2008 Steven B. Crockett Chief Financial Officer & Treasurer 47 18 _ Began his career in public accounting in 1994 by serving for seven years with a local firm in Lubbock, Texas _ Controller of the Bank and the Company for 14 and 5 years, respectively Kevin R. Bass Chief Credit Officer 52 23 _ Former credit analyst and bank regulator _ Joined the Company in 1995 as an asset review officer and has served as Chief Credit Officer since 2012 _ Elected to the Bank board in 2006 Mikella D. Newsom Chief Risk Officer & Secretary 45 20 _ 23-year banking career _ Secretary and Chief Risk Officer of the Company since 2013 _ Previously Chief Financial Officer of the Bank Ownership 17.0% 2.1% < 1.0% < 1.0% < 1.0%

7 Outside Directors Name Title Years with SPFI / City Bank History and Experience Richard “Danny” Campbell Lead Director 8 _ Director of the Company and Bank since 2011 _ Executive officer and investment team leader for the Henry Family Office, which he joined in May of 2007 bringing 26 years of oil / gas and banking experience _ Served as Executive Vice President and as a member of the board of directors of Community National Bank in Midland, Texas, from 2002 until 2007 Cynthia B. Keith Director 3 _ Director of the Company since 2019 and Bank since 2016 _ Former partner of PricewaterhouseCoopers, LLC _ Specialized in audits of and consulting with technology and communications clients over a 25-year career with PricewaterhouseCoopers, LLC Allison S. Navitskas Director 1 _ Director of the Company and Bank since 2019 _ Served as Managing Director, Global Business Development and Strategy, for Lone Star Funds, a global private equity fund investing in debt and equity _ Practiced law with Hunton & Williams LLP specializing in financial institutions, mergers and acquisitions, corporate finance, and securities law _ Has served on the board of two public companies Noe G. Valles Director 4 _ Director of the Company since 2019 and Bank since 2015 _ An attorney who has acted as a managing partner of Glasheen, Valles and Inderman, LLP since 2004 – licensed to practice in Texas and New Mexico _ Board of Managers of University Medical Center in Lubbock for 11 years Kyle R. Wargo Director 17 _ Director of the Company since 2016 and Bank since 2013, and served as an advisory director to the Bank from 2002 through 2012 _ Has served as Executive Director of Region 17 Education Service Center since 1996 and has previously been a member of the Texas Tech University graduate faculty _ Has 30 years of educational administration experience

8 Emphasize Community Banking _ Significant market share and brand recognition in the smaller markets we serve _ Leverage our relationship-based platform in higher growth metropolitan markets such as Dallas and Houston Enterprise Risk Management _ Implemented a rigorous enterprise risk management, or ERM, system in the aftermath of the financial crisis _ System delivers an effective and comprehensive approach to risk management across a number of functional areas _ Expect the ERM system will enhance our ability to consummate acquisitions with less risk and increased cost savings Investment Highlights Organic Growth Acquisitive Growth Improving Efficiency and Profitability _ Focus primarily on existing business lines in current market areas _ Gather low-cost deposits in non-metropolitan markets and deploy them in larger, more dynamic lending markets _ Continue to actively recruit lenders from other institutions _ Will be the second publicly traded Texas bank headquartered west of Interstate 35 (DFW to Laredo) _ Being a public company should enhance visibility to potential targets and allow us to become a favored acquirer _ Primarily target banks in non-metropolitan areas with low-cost core deposit bases _ Invested in systems and processes that we believe are comparable to those of a much larger organization _ New BSA software to increase efficiencies, streamline processes, and create operating leverage Strong Inside Ownership _ Officers, directors, and employees (though our ESOP) together represent shareholders who own more than 70% of our common stock _ Executive compensation is closely tied to company performance metrics

9 Our Markets Note: Deposit data as of 12/31/2018. Dollars in millions. Market Branches Market Highlights Lubbock / South Plains 12 $1,699 _ Population in excess of 315,000 with major industries in agribusiness, education, and trade among others _ Home of Texas Tech University – enrollment of 35,000 students Dallas 3 $259 _ DFW is the largest MSA in Texas and fourth largest in the nation _ Responsible for producing 33% of Texas GDP in 2018 El Paso 2 $111 _ Population of 850,000+ with major military presence through Fort Bliss _ Adjacent to Juarez, Mexico, which has a growing industrial center, and an estimated population of 1.5 million people _ Home to four universities including The University of Texas at El Paso Houston / The Woodlands / Sugarland 1 $25 _ Second largest MSA in Texas and fifth largest in the nation _ Home to 21 Fortune 500 Companies _ Called the “Energy Capital of the World,” the area also boasts the world’s largest medical center and second busiest port in the U.S. Bryan / College Station 1 $68 _ Home to Texas A&M University – enrollment of 68,000 students _ Ranked first in Texas and third nationwide for Best Small Places for Business and Careers in 2017 by Forbes Deposits ($mm) Ruidoso / Eastern New Mexico 2 $116 _ Serves as a regional economic hub _ Large investments from developers over the past ten years – housing subdivisions, condominiums, retail establishments, etc. _ Growing retirement community

10 Lubbock, Texas – Our Home Market Source: Forbes, bls.gov, and lubbockchamber.com Note: Deposit data as of 6/30/2018 per FDIC. Economy _ Major industries include agriculture – primarily cotton, corn, and grain sorghum – as well as education, trade and transportation, health services and government _ Home to Texas Tech University – enrollment ranks within the top 10 for universities in Texas as of Spring 2018 at 35,000+ students _ The Lubbock MSA reports unemployment of 3.1% for 2018 _ Forbes listed Lubbock as one of its ‘‘Best Places for Business and Careers’’ during 2018 Lubbock MSA Deposit Market Share Market Headquarters Deposits Share Rank Institution Name City State Branches ($mm) (%) 1 Hilltop Holdings Inc. Dallas TX 11 $1,601 18.4% 2 South Plains Financial Inc. Lubbock TX 9 1,440 16.6 3 Wells Fargo & Co. San Francisco CA 11 785 9.0 4 Prosperity Bancshares Inc. Houston TX 16 731 8.4 5 Amarillo National Bancorp Inc. Amarillo TX 10 707 8.1 6 Heartland Financial USA Inc. Dubuque IA 7 707 8.1 7 Peoples Bancorp Inc. Lubbock TX 6 374 4.3 8 Bank of America Corporation Charlotte NC 2 325 3.7 9 Vista Bancshares Inc. Ralls TX 6 297 3.4 10 Americo Bancshares Inc. Wolfforth TX 6 255 2.9 Total For Top 10 Institutions 84 $7,223 83.2%

11 Priority Expansion Markets – West Texas Source: Odessa-tx.gov, U.S. Department of Energy. Midland / Odessa _ Located along Permian Basin, which is a petroleum rich area that extends into the South Plains region of Lubbock and west into the southeastern portion of New Mexico _ The Permian Basin has been called the “Heart of American Oil Country” and is responsible for the production of nearly four million barrels of crude oil per day, or roughly one third of total U.S. oil production _ Led the nation in job growth, with employment surging by nearly 12% during 2018 _ More than 450 drilling rigs, or about half of the operating rigs in the United states _ Analysts predict the region’s output will expand over time due to cost-reducing advances in hydraulic fracturing El Paso _ Adjacent to Juarez, Mexico, which has a growing industrial center, an estimated population of 1.5 million people, and has contributed to significant growth in the El Paso MSA _ Civil employers include a number of universities, including The University of Texas at El Paso, The Texas Tech School of Medicine, El Paso Community College, and Vista College _ Home to Fort Bliss, which houses the 1st Armored Division, the 32nd Army Air and Missile Defense Command and the 402nd Field Artillery Brigade, among other major units

12 Acquisition Strategy _ We plan to take advantage of acquisition opportunities, and use a combination of public stock and cash to become the acquirer of choice in West Texas _ Catalysts for acquisition activity include management succession, shareholder liquidity needs, scale, and excessive regulation _ There are 32 banks located in the West Texas market area with between $250 million and $2.0 billion in total assets, which provides us with ample opportunities to make acquisitions that increase shareholder value _ Economic Guidelines for Acquisitions: _ Substantial EPS accretion _ Reasonable tangible book value dilution _ Acceptable earnback period _ Strong Internal Rate of Return Source: S&P Global Market Intelligence. SPFI Branches (21) Commentary

13 NOW & Other Trans. Accounts 12% Noninterest- Bearing 22% MMDA & Other Savings 48% Brokered Deposits 4% Jumbo Time Deposits 6% Retail Time Deposits 8% Low Cost Deposit Franchise Deposit Mix Over Time Deposit Composition as of December 31, 2018 _ Core deposits(1) totaled $2.1 billion, or 90.4% of total deposits _ Noninterest-bearing deposits totaled $510.1 million, or 22.4% of total deposits as of December 31, 2018 _ Our cost of total deposits was 80 basis points for the year ended December 31, 2018 _ Strong public fund relationships Total Deposits: $2,277 33% 48% 14% 22% 5% 12% 18% 8% 16% 14% 6% 4% 2008 2018 Brokered Deposits Jumbo Time Deposits Retail Time Deposits NOW & Other Trans. Accounts Noninterest-Bearing MMDA & Other Savings Dollars are in millions. Financial data is as of the twelve months ended December 31 of each respective year. (1) Defined as total deposits less (i) jumbo time deposits greater than or equal to $250,000, (ii) deposits obtained from listing services and, (iii) brokered deposits. 2018 Cost of Deposits: 0.80% Strong Core Deposit Base

14 Diversified Revenue Stream Net Interest Income 65% Noninterest Income 35% Total Revenues 2018: $147.7 million Mortgage 41% Insurance 14% Trust 3% Investment Services 3% Interchange Fees 17% Service Charges on Deposits 15% Other 7% Noninterest Income 2018: $52.1 million For the Year Ended December 31, 2018

15 Commercial Real Estate, Non-Ow ner Occupied 20% Commercial Construction 7% Commercial Real Estate, Ow ner Occupied 11% Other Commercial - General 11% Agricultural Production 8% Farmland 3% Energy 1% Finance, Investment, and Insurance 3% 1-4 Family Residential 18% Automotive 10% Other Consumer 4% 1-4 Family Construction 4% Well-Balanced Loan Portfolio Gross Loan Portfolio by Major Category Consumer $608.0 million 31% Commercial Real Estate $538.0 million 27% Commercial – General $427.7 million 22% Commercial – Specialized $305.0 million 16% Data as of December 31, 2018. 100% and 300% regulatory thresholds on commercial real estate have significant cushion as of December 31, 2018 100% bucket = 75% | 300% bucket = 208% Gross Loans Held for Investment: $2.0 billion

16 Conservative Credit Culture Nonperforming Assets to Loans and OREO Net Charge-Offs to Average Loans Allowance for Loan Losses to Gross Loans Allowance for Loan Losses to Nonperforming Loans Financial data is as of or for the twelve months ended December 31 of each respective year. 1.81% 0.98% 0.90% 0.91% 0.47% 2014 2015 2016 2017 2018 0.12% 0.27% 0.30% 0.21% 0.27% 2014 2015 2016 2017 2018 135.2% 275.1% 294.3% 154.4% 332.6% 2014 2015 2016 2017 2018 1.80% 1.44% 1.27% 1.17% 1.18% 2014 2015 2016 2017 2018

17 Historical Performance Return on Average Assets(1) Return on Average Equity(1)(2) Note: Financial data is as of December 31 of each respective year. (1) Profitability metrics are tax adjusted as if the Company were a C Corporation for each of the periods presented. (2) Reflects the company’s pro forma shareholders’ equity after giving effect to the ESOP Repurchase Right Termination. 78.7% 78.3% 77.0% 77.9% 77.6% 2014 2015 2016 2017 2018 Net Interest Margin Efficiency Ratio 0.64% 0.71% 0.77% 0.69% 0.79% 2014 2015 2016 2017 2018 9.34% 9.68% 10.02% 8.48% 9.66% 2014 2015 2016 2017 2018 3.66% 3.78% 3.60% 3.85% 3.94% 2014 2015 2016 2017 2018

18 Strong Capital Base Tangible Common Equity to Tangible Assets(1)(2) Tier 1 Risk-Based Capital Ratio Tier 1 Leverage Ratio Total Risk-Based Capital Ratio Note: Financial data is for the twelve months ended December 31 of each respective year. (1) Non-GAAP financial measure. We did not have any goodwill or other intangible assets as of the years ended December 31, 2014 to 2018. Please see the Appendix for the most directly comparable GAAP financial measure. (2) Reflects the company’s pro forma shareholders’ equity after giving effect to the ESOP Repurchase Right Termination. 7.29% 7.30% 7.99% 8.37% 7.84% 2014 2015 2016 2017 2018 9.16% 9.34% 9.56% 10.06% 9.63% 2014 2015 2016 2017 2018 13.07% 12.41% 13.38% 13.02% 11.98% 2014 2015 2016 2017 2018 15.61% 14.79% 15.69% 15.15% 14.28% 2014 2015 2016 2017 2018

19 Pro Forma Capitalization (1) Shown on an as-adjusted basis giving effect to (i) the ESOP Repurchase Right Termination (as defined in the Registration Statement) as if it had occurred on December 31, 2018 and (ii) the sale of 2,700,000 shares of common stock by us in the offering and the receipt of the net proceeds from the sale of these shares, at an assumed public offering price of $18.50 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. (2) Non-GAAP financial measure. We did not have any goodwill or other intangible assets as of ended December 31, 2018. Please see the Appendix for the most directly comparable GAAP financial measure. As of December 31, 2018 Pro Forma Dollars in thousands Actual As Adjusted(1) Borrowings: Subordinated debt securities $ 34,002 $ 34,002 Trust preferred securities 45,000 45,000 Commitments and Contingent Liabilities: ESOP-owned shares 58,195 - Shareholders' Equity: Preferred stock, par value $1.00 per share - - Common stock, par value $1.00 per share 14,772 17,472 Additional paid-in capital 80,412 123,323 Retained earnings 119,834 119,834 Accumulated other comprehensive income (2,243) (2,243) Total shareholders' equity, including ESOP-owned shares 212,775 258,386 Less: ESOP-owned shares (58,195) - Total shareholders' equity, net of ESOP-owned shares 154,580 258,386 Total capitalization $ 233,582 $ 337,388 Capital Ratios: Total shareholders' equity to total assets 7.84% 9.37 % Tangible common equity to tangible assets(2) 7.84 9.37 Common equity tier 1 capital ratio 9.91 12.01 Tier 1 leverage ratio 9.63 11.13 Tier 1 risk-based capital ratio 11.98 14.08 Total risk-based capital ratio 14.28 16.38

20 Recent Developments For the three months ended March 31, Earnings 2018 2019 Net income $4.6 million $4.8 million Earnings per share (diluted) $0.31 $0.32 Return on average assets 0.73% 0.71% Return on average equity (1) 8.73% 8.98% _ Due to the seasonality of our agricultural production loans, we historically have experienced large paydowns on these loans during the first quarter of each year _ Additionally, we incurred $115 thousand of after-tax legal expense during the three months ended March 31, 2019 in connection with the offering and related activities As of Balance Sheet March 31, 2018 March 31, 2019 Total assets $2.6 billion $2.7 billion Gross loans held for investment $1.8 billion $1.9 billion Total deposits $2.2 billion $2.3 billion Noninterest-bearing deposits $468.3 million $497.6 million Total shareholders equity (1) $215.5 million $218.6 million Tangible book value per share (2) (3) $14.59 $14.80 (1) Reflects the company’s pro forma shareholders’ equity after giving effect to the ESOP Repurchase Right Termination. (2) Non-GAAP financial measure. We did not have any goodwill or other intangible assets for either period presented, therefore book value per share is the same as tangible book value per share. (3) Gives effect to a 29-for-1 stock dividend effected by the company on March 11, 2019. The stock dividend has the effect of a stock split on outstanding shares and per share figures and has been retroactively applied to all periods shown. Commentary

21 Recap of Franchise Highlights Continued emphasis on community banking Enterprise risk management system has improved internal processes Consistent focus on organic growth Become the acquirer of choice in West Texas Built-in operating leverage will improve efficiency over time Management, employee, and shareholder alignment through strong insider ownership

22 Appendix

Selected Financial Highlights

Dollars in thousands, except per share amounts	As of or for the Year Ended December 31, 2014	2015	2016	2017	2018
Statement of Income Data:					
Interest income	$ 88,753	$ 95,033	$ 97,220	$ 104,440	$ 118,094
Interest expense	14,304	13,543	14,582	15,977	22,482
Net interest income	74,449	81,490	82,638	88,463	95,612
Provision for loan losses	649	781	1,968	3,966	6,901
Noninterest income	31,863	39,630	49,896	47,389	52,121
Noninterest expense	85,972	97,293	104,388	108,144	115,443
Net income – S Corp	19,560	22,932	26,077	23,635	29,290
Net income – C Corp (1)	14,683	17,073	19,652	17,580	20,757
Balance Sheet Data:					
Cash and cash equivalents	$ 295,936	$ 360,503	$ 363,400	$ 294,563	$ 245,989
Investment securities	362,056	331,322	324,823	284,009	338,196
Gross loans held for investment	1,550,033	1,679,314	1,661,186	1,838,155	1,957,197
Allowance for loan losses	27,940	24,220	21,174	21,461	23,126
Total assets	2,335,383	2,536,865	2,500,813	2,573,375	2,712,745
Interest-bearing deposits	1,680,441	1,713,476	1,658,198	1,678,919	1,767,387
Noninterest-bearing deposits	352,207	413,777	432,725	475,162	510,067
Total deposits	2,032,648	2,127,253	2,090,923	2,154,081	2,277,454
Borrowings	117,150	206,418	189,196	177,830	193,100
ESOP-owned shares	34,376	39,867	49,700	57,121	58,195
Total shareholders' equity excluding ESOP-owned shares	135,942	145,372	150,019	158,206	154,580
Pro forma total shareholders' equity	170,318	185,239	199,719	215,327	212,775
Share and Per Share Data: (2)					
Earnings per share (basic) – S Corp	$ 1.31	$ 1.53	$ 1.75	$ 1.60	$ 1.98
Earnings per share (basic) – C Corp (1)	0.98	1.14	1.32	1.19	1.41
Earnings per share (diluted) – S Corp	1.29	1.52	1.74	1.60	1.98
Earnings per share (diluted) – C Corp (1)	0.97	1.13	1.31	1.19	1.41
Dividends per share	0.27	0.48	0.43	0.53	2.03
Book value per share	11.38	12.33	13.58	14.58	14.40
Tangible book value per share	11.38	12.33	13.58	14.58	14.40
Weighted average common shares outstanding (basic)	14,960,756	14,963,288	14,932,021	14,769,086	14,771,520
Weighted average common shares outstanding (diluted)	15,153,510	15,092,592	14,997,897	14,771,520	14,771,520
Shares outstanding at end of period	15,153,510	15,028,830	14,771,520	14,771,520	14,771,520

(1) The Company calculates its pro forma C Corporation net income, return on average assets, return on average shareholders' equity and earnings per share by adding back its franchise S Corporation tax to net income, and using tax rate for Federal income taxes of 35.0% prior to January 1, 2018 and 21.0% after January 1, 2018. This calculation reflects only the revocation of the Company's status as an S Corporation and does not give effect to any other transaction.

(2) Gives effect to a 29-for-1 stock dividend effected by the company on March 11, 2019. The stock dividend has the effect of a stock split on outstanding shares and per share figures and has been retroactively applied to all periods shown.

South Plains Financial, Inc.

23

Selected Financial Highlights (Continued)

	As of or for the Year Ended December 31,				
	2014	2015	2016	2017	2018
Performance Ratios:					
Return on average:					
Assets – S Corp	0.86%	0.95%	1.02%	0.93%	1.12%
Assets – C Corp (1)	0.64	0.71	0.77	0.69	0.79
Shareholders' equity – S Corp (2)	12.44	13.00	13.30	11.40	13.63
Shareholders' equity – C Corp (1) (2)	9.34	9.68	10.02	8.48	9.66
Net interest margin	3.66	3.78	3.60	3.85	3.94
Efficiency ratio	78.74	78.33	77.01	77.87	77.64
Deposit Ratios:					
Total loans to deposits	75.62%	79.85%	79.67%	85.70%	86.61%
Core deposits to total deposits	86.55	87.97	89.97	88.40	90.38
Noninterest-bearing deposits to total deposits	17.33	19.45	20.70	22.06	22.40
Cost of total deposits	0.59	0.54	0.55	0.58	0.80
Credit Quality Ratios:					
Nonperforming assets to total loans and OREO	1.81%	0.98%	0.90%	0.91%	0.47%
Allowance for loan losses to nonperforming loans	135.18	275.07	294.29	154.38	332.56
Allowance for loan losses to total gross loans	1.80	1.44	1.27	1.17	1.18
Net loan charge-offs to average loans	0.12	0.27	0.30	0.21	0.27
Capital Ratios:					
Total shareholders' equity to total assets	7.29%	7.30%	7.99%	8.37%	7.84%
Tangible common equity to tangible assets	7.29	7.30	7.99	8.37	7.84
Common equity tier 1 capital ratio	NA	9.96	10.91	10.78	9.91
Tier 1 leverage ratio	9.16	9.34	9.56	10.06	9.63
Tier 1 risk-based capital ratio	13.07	12.41	13.38	13.02	11.98
Total risk-based capital ratio	15.61	14.79	15.69	15.15	14.28

South Plains Financial, Inc.

(1) The Company calculates its pro forma C Corporation net income, return on average assets, return on average shareholders' equity and earnings per common share by adding back its franchise S Corporation tax to net income, and using tax rate for Federal income taxes of 35.0% prior to January 1, 2018 and 21.0% after January 1, 2018. This calculation reflects only the revocation of the Company's status as an S Corporation and does not give effect to any other transaction.

(2) Reflects the company's pro forma shareholders' equity after giving effect to the ESOP Repurchase Right Termination.

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